UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

28 Baggot Street Lower

Dublin 2

D02 NX43

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 4, 2021, a manuscript titled "A phase 1, dose-ranging study to assess safety and psychoactive effects of a vaporized 5-methoxy-N,N-dimethyltryptamine formulation (GH001) in healthy volunteers" was accepted for publication in Frontiers in Pharmacology. The manuscript describes the results of the completed phase 1 clinical trial in healthy volunteers (GH001-HV-101, NCT04640831) of GH Research Ireland Limited, the subsidiary of GH Research PLC (the “Company”). The abstract is available on the publisher’s website. The Company expects the final, formatted version of the manuscript to be published soon.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: November 5, 2021

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Group Finance Director